Exhibit 99.2

OSISKO DEVELOPMENT CORP.

Management's Discussion and Analysis

For the three and six months ended June 30, 2025

The following management discussion and analysis ("MD&A") of the operations and financial position of Osisko Development Corp. and its subsidiaries ("Osisko Development" or the "Company") for the three and six months ended June 30, 2025 ("Q2 2025") should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2025, which have been prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and as applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. Management is responsible for the preparation of the unaudited condensed interim consolidated financial statements and other financial information relating to the Company included in this MD&A. Unless otherwise noted, all monetary amounts included in this MD&A are expressed in Canadian dollars, the Company's reporting and functional currency. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Cautionary Note Regarding Forward-Looking Statements" section. This MD&A is dated as of August 12, 2025, the date the Board of Directors approved the Company's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2025 following the recommendation of the Company's Audit and Risk Committee.

Osisko Development is a mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in continental North America. The Company exists under the Canada Business Corporations Act and is focused on developing its principal mining asset, the Cariboo Gold Project located in British Columbia, Canada (the "Cariboo Gold Project") as well as its Tintic project, located in Utah, U.S.A. (the "Tintic Project"). Osisko Development's common shares (the "Common Shares") are listed on the New York Stock Exchange ("NYSE") and the TSX Venture Exchange ("TSX-V") under the symbol "ODV".

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

Non-IFRS Financial Measures

This MD&A contains certain non-IFRS (as defined herein) measures including, "all-in sustaining cost" (or "AISC"), "cash cost" and "free cash flow". All-in sustaining cost per gold ounce is defined as production costs less silver sales plus general and administrative, exploration, other expenses and sustaining capital expenditures divided by gold ounces. Cash costs are a non-IFRS measure reported by the Company on an ounces of gold sold basis. Cash costs include mining, processing, refining, general and administration costs and royalties but exclude depreciation, reclamation, income taxes, capital and exploration costs for the life of the mine. Free cash flow is calculated as cash flow from mine-site operating activities less capital expenditures. Management believes that such measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS, such as cost of sales.

Cautionary Note Regarding Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this MD&A constitutes "forward-looking information" within the meaning of applicable Canadian Securities Laws concerning the business, operations, plans and financial performance and condition of the Company (collectively, the "Forward-Looking Information"). Often, but not always, Forward-Looking Information can be identified by words such as "plans", "expects", "may", "should", "could", "will", "budget", "objective", "strategy", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations including negative variations thereof, of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.

Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of the Company to differ materially from any future plans, results, performance or achievements expressed or implied by the Forward-Looking Information. Such factors include, among others: risks relating to capital markets and the availability of future financing, including project financing, on the term acceptable to the Company (or at all); the ability and timing of the Company to complete the Offering (as defined herein); the ability of the Company to meet its financial obligations as they become due; actual operating cash flows, operating costs, free cash flows, mineral resources and reserves and other costs differing materially from those anticipated; changes in project parameters and assumptions; project infrastructure requirements and anticipated processing methods, whether or not the capital and operating costs outlined in the Cariboo Technical Report can be achieved, exploration expenditures differing materially from those anticipated; actual results of current exploration activities; variations in mineral resources, mineral reserves, mineral production, grades or recovery rates or optimization efforts and sales; failure to obtain, or delays in obtaining, governmental approvals or financing or in the completion of development or construction activities; uninsured risks, including, but not limited to, pollution, cave-ins or hazards for which insurance cannot be obtained; regulatory changes, defects in title; availability or integration of personnel, materials and equipment; risks relating to foreign operations; inability to recruit or retain management and key personnel; performance of facilities, equipment and processes relative to specifications and expectations; unanticipated environmental impacts on operations; community, non-governmental and governmental actions and the impact of stakeholder actions; market prices; production, construction and technological risks or capital requirements and operating risks associated with the operations or an expansion of the operations, dilution due to future equity financings, fluctuations in gold, silver and other metal prices and currency exchange rates; the potential impact of tariffs and other trade restrictions; uncertainty relating to future production and cash resources; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; inability to achieve the business, objectives and project milestones as anticipated; results of additional work, program and exploration; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to the Company; outbreak of diseases and public health crises; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labour disputes, community and stakeholder protests and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk of an undiscovered defect in title or other adverse claim; factors discussed under the heading "Risk and Uncertainties" in this MD&A and "Risk Factors" in the Company's annual information form for the year ended December 31, 2024; and other risks, including those risks set out in the continuous disclosure documents of the Company, which are available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the issuer profiles of the Company.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

In addition, Forward-Looking Information herein is based on certain assumptions and involves risks related to the business of the Company. Forward-Looking Information contained herein is based on certain assumptions, including, but are not limited to, interest and exchange rates; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to the Company.

Although the Company has attempted to identify important factors that could cause plans, actions, events or results to differ materially from those described in Forward-Looking Information in this MD&A, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual plans, results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on Forward-Looking Information in this MD&A. All of the Forward-Looking Information in this MD&A is qualified by these cautionary statements.

Certain Forward-Looking Information and other information contained herein concerning the mining industry and the expectations of the Company concerning the mining industry and the Company are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Readers are cautioned not to place undue reliance on Forward-Looking Information. The Company does not undertake any obligation to update any of the Forward-Looking Information in this MD&A, except as required by law.

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

The Company is subject to the reporting requirements of the applicable Canadian Securities Laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements, which are governed by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). As such, the information contained in this MD&A concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission.

1.OUR BUSINESS

Osisko Development is a Canadian-based exploration and development company focused on past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become a continental North American intermediate producer of precious metals, through curating and advancing a portfolio of development projects and investments with potential for value creation. As of June 30, 2025, the Company's principal mining asset, the Cariboo Gold Project, is owned and operated through its wholly-owned subsidiary, Barkerville Gold Mines Ltd. ("Barkerville").In addition, the Company's Tintic Project (including, the Trixie test mine located within the Company’s wider Tintic Project) is owned and operated by its wholly-owned subsidiary, Tintic Consolidated Metals LLC ("Tintic").

The Board of Directors of the Company authorized a strategic review of the San Antonio Project (as defined herein), which includes exploring the potential for a financial or strategic partner in the asset or a full or partial sale of the asset. The Company engaged a financial advisor in connection with the strategic review.

As an exploration and development stage corporation, the Company does not generate sufficient cash flows to advance the evaluation and development of its various projects and properties and has historically relied on equity and debt funding to maintain financial liquidity. Continued adequate financial liquidity is dependent on management's ability to secure additional future financings; however, there can be no assurance that the Company will be able to obtain adequate financings in the future, or to complete such financings on terms favourable to the Company (refer to "Liquidity and Capital Resources").

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

The accompanied unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, Management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The working capital position as at June 30, 2025 and the net proceeds received from the US$100 million initial draw of the Appian 2025 Financing Facility (as defined herein) completed subsequently to June 30, 2025, will not be sufficient to meet the Company's obligations, commitments and forecasted expenditures up to the period ending June 30, 2026. Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast a substantial doubt upon the Company's ability to continue as a going concern and accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

2.FINANCIAL AND OPERATING HIGHLIGHTS

The table below provides selected financial information relating to Osisko Development's performance for the three and six months ended June 30, 2025 and relevant comparable period in 2024:

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
(In thousands of dollars)	$	$	$	$

Revenues	6,859	2,632	6,859	4,399
Operating loss	(18,493)	(13,448)	(61,218)	(33,956)
Net loss	(47,404)	(28,680)	(84,734)	(36,668)
Basic and diluted net loss per share	(0.35)	(0.34)	(0.62)	(0.43)
Cash flows used in operating activities	(20,585)	(13,247)	(33,089)	(22,308)

Statistics
Meters drilled – Infill drill program (gold)	2,650	—	4,453	—
Meters drilled – Exploration (copper)	662	980	2,596	2,325
Gold sold (ounces)	1,393	805	1,393	1,424

3.HIGHLIGHTS – Q2 2025

The following summarizes Osisko Development's financial and operational highlights in Q2 2025:

Operations and financial information
Three months ended June 30, 2025 and 2024
●	In Q2 2025, the Company generated $6.9 million in revenue and incurred an operating loss of $18.5 million, compared to $2.6 million in revenue and an operating loss of $13.4 million in Q2 2024. The increase in revenue in Q2 2025 compared to Q2 2024 is primarily attributable to the sale of gold from the heap leach project undertaken to process stockpile material at the Tintic Project. The higher operating loss in Q2 2025 compared to Q2 2024 is mainly due to higher costs and salaries related to the bulk sample and other care and maintenance activities at the Cariboo Gold Project.
●	In Q2 2025, the Company incurred a net loss of $47.4 million, compared to a net loss of $28.7 million in Q2 2024. The increase in net loss is primarily due to the increase in operating loss discussed above and an increase in the fair value of the warrant liability in Q2 2025 compared to Q2 2024, partially offset by foreign exchange gain in Q2 2025.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

●	The net cash flows used in operating activities in Q2 2025 amounted to $20.6 million, compared to $13.2 million in Q2 2024. The increase in cash outflows is primarily due to the increase in operating loss discussed above.
●	Additions to mining interests, property, plant and equipment, as well as exploration and evaluation expenses, totaled $13.3 million in Q2 2025, compared to $12.0 million in Q2 2024. The increase is mainly due to the Cariboo Gold Project ramp development and the expenditures related to the preparation of the optimized feasibility study on the Cariboo Gold Project.
●	Net cash outflows used in financing activities amounted to $0.8 million in Q2 2025, compared to cash outflows of $1.6 million in Q2 2024. The decrease in cash outflows is due to higher repayment of debt in Q2 2024.
Six months ended June 30, 2025 and 2024
●	During the first six months of 2025, the Company generated $6.9 million in revenue and incurred an operating loss of $61.2 million, compared to $4.4 million in revenue and an operating loss of $34.0 million in Q2 2024. The increase in revenue in Q2 2025 compared to Q2 2024 is primarily attributable to the sale of gold from the heap leach project undertaken at the Tintic Project. In Q2 2024, revenues were related to the residual production from the Trixie test mine. The higher operating loss in 2025 compared to 2024 is mainly due to higher costs and salaries related to the bulk sample and other care and maintenance activities at the Cariboo Gold Project and, to the impairment charge of $25.8 million recorded in March 2025 related to the QR Mill.
●	During the first six months of 2025, the Company incurred a net loss of $84.7 million, compared to a net loss of $36.7 million in 2024. The increase in net loss is primarily due to the increase in operating loss discussed above and an increase in the fair value of the warrant liability in 2025 compared to 2024, partially offset by a foreign exchange gain in 2025.
●	The net cash flows used in operating activities in 2025 amounted to $33.1 million, compared to $22.3 million in 2024. The increase in cash outflows is primarily due to the increase in operating loss as discussed above.
●	Additions to mining interests, property, plant and equipment, as well as exploration and evaluation expenses, totaled $28.6 million in 2025, compared to $22.1 million in 2024. The increase is primarily due to the Cariboo Gold Project ramp development and the expenditures related to the optimized feasibility study on the Cariboo Gold Project.
●	Net cash outflows used in financing activities amounted to $2.8 million in 2025, compared to cash inflows provided from financing activities of $27.6 million in 2024. The decrease in cash inflows is mainly due to an amount of US$25.0 million ($33.9 million) drawn in 2024 under the credit agreement entered with National Bank of Canada.
Project Updates
●	On April 28, 2025, the Company disclosed the results of its optimized feasibility study for the Cariboo Gold Project completed by BBA Engineering Ltd. ("BBA") as lead independent consultant, and supported by other independent engineering firms, in accordance with NI 43-101. The Company filed a technical report in respect of the 2025 FS (as described herein) on June 11, 2025.
Corporate Updates
●	Effective at the opening of markets on April 17, 2025, the Company's common share purchase warrants issued pursuant to private placements completed between October and November 2024 were listed for trading on the TSX Venture Exchange under the symbol "ODV.WT.V.".
●	On May 13, 2025, the Company announced, as part of its regular annual remuneration program, the granting of an aggregate of 1,273,900 stock options and 1,177,200 restricted share units of the Company to certain senior officers

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

and non-executive employees of the Company, and 229,573 deferred share units of the Company to its independent directors in accordance with the terms of the Company's omnibus equity incentive plan.
●	On May 29, 2025, the Company announced that in connection with the terms of the Company's previously completed acquisition in May 2022 of a 100% ownership interest in the Tintic Project, it had satisfied the third of five deferred payments to the sellers. The deferred consideration of US$2,500,000 was settled by the issuance of 1,368,610 common shares.
●	On June 16, 2025, Ms. Susan Craig was appointed as independent director to the Company's board of directors.

4.HIGHLIGHTS – SUBSEQUENT TO Q2 2025

●	On July 7, 2025, the Company announced results from an ore sorting testing program conducted on a bulk tonnage sample of mineralized material extracted from the Cariboo Gold Project.
●	On July 21, 2025, the Company entered into a credit agreement (the "Credit Agreement") with funds advised by Appian Capital Advisory Limited ("Appian") with respect to a senior secured project loan credit facility (the "2025 Financing Facility") totaling US$450 million for the development and construction of the Cariboo Gold Project. The 2025 Financing Facility provides strategic capital and enhanced financial flexibility as the Company advances the Cariboo Gold Project through the next phase of pre-construction and early works milestones toward construction readiness. It is structured in two tranches aligned with the Cariboo Gold Project's planned development timeline. An initial draw of US$100 million was completed and will be used to: (i) undertake a 13,000-meter infill drill campaign to further de-risk project mine planning assumptions; (ii) fund pre-construction and construction activities for the development of the Cariboo Gold Project; (iii) repay the Company's existing outstanding US$25 million term loan with National Bank of Canada, and (iv) support the Cariboo Gold Project's general working capital requirements. Subsequent draws of US$350 million to be drawn in up to four subsequent tranches will be available for a period up to 36 months subject to the satisfaction of certain project milestones and other customary conditions. A copy of the Credit Agreement is available on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.
●	On July 31, 2025, the Company announced that it entered into an agreement with a syndicate of underwriters, under which the underwriters have agreed to buy, on a "bought deal" private placement basis, 58,560,000 units of the Company at a price of US$2.05 per unit for aggregate gross proceeds of US$120 million (the "Offering"). Each unit consists of one Common Share and one-half of one Common Share purchase warrant of the Company. Each whole warrant will entitle the holder to acquire one Common Share at an exercise price of US$2.56 for a period of 24 months following the closing date. At any time following the 15-month anniversary of the closing date, if the closing price of the Common Shares exceeds the exercise price for 20 or more consecutive trading days, the Company may, within 10 days following such occurrence, deliver a notice to the holders thereof accelerating the expiry date of the warrants to a date that is 30 days after the date of such notice. The Company granted the underwriters an option, exercisable at any time up to 48 hours prior to the closing of the Offering, to purchase up to additional 2,440,000 units pursuant to the Offering. The total size of the Offering, inclusive of the underwriter’s option, will not exceed US$125 million. Concurrent with the Offering, the Company announced its intention to complete a non-brokered private placement of approximately 36,600,000 units to a strategic investor at a price of US$2.05 for aggregate gross proceeds of approximately US$75 million. The Offering is expected to close on or about August 15, 2025 and is subject to the receipt of all necessary regulatory approvals, including the conditional approval of the TSX-V and NYSE. The combination of the Offering and the private placement is expected to generate total gross proceeds of approximately US$195 million, or approximately US$200 million if the underwriters' option is exercised.

5.MANAGEMENT AND BOARD COMPOSITION

The Board of Directors of Osisko Development is composed of Sean Roosen (Chair), Charles E. Page (Lead Director), Michele McCarthy, Duncan Middlemiss, David Danziger, Stephen Quin and Susan Craig. With the exception of Ms. Craig

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

who was appointed on June 16, 2025, all members of the Board of Directors were elected at the Company's annual meeting of shareholders held on May 7, 2025.

Management of Osisko Development includes Sean Roosen (Chair of the Board of Directors and Chief Executive Officer), Chris Lodder (President), Alexander Dann (Chief Financial Officer and Vice President, Finance), David Rouleau (Vice President, Project Development), Laurence Farmer (General Counsel and Vice President, Strategic Development) and Philip Rabenok (Vice President, Investor Relations).

6.EXPLORATION AND EVALUATION / MINING DEVELOPMENT ACTIVITIES

As of the date of this MD&A, the Cariboo Gold Project is the only material property of the Company within the meaning of NI 43-101. The following sets out the key milestones, estimated timing and costs in respect of the Cariboo Gold Project, based on the Company’s reasonable expectations and intended courses of action and current assumptions and judgement, as at June 30, 2025.

Upcoming milestones for the Cariboo Gold Project(1)

Key Milestones	Expected Timing of Completion	Anticipated Remaining Costs*
CGP Underground Development	Q3 2025	$3.1 million
Bonanza Ledge - Construction	Q4 2025	$5.9 million
Bonanza Ledge - Water and Waste Management	Q4 2025	$14.0 million
Ballarat Camp Expansion	Q4 2025	$1.5 million
Other On-site Infrastructure	Q4 2025	$5.8 million
Detailed Engineering	Q4 2025	$11.7 million
Transmission Line - Long lead items	Q4 2025	$1.1 million
Project and Construction Management	Q4 2025	$8.6 million

*As of June 30, 2025

Note:

1.	The expenditures disclosed in this table include amounts approved by the Board of Directors up until the end of December 2025. Additional expenditures will be required to complete certain of the milestones and are subject to approval by the Board of Directors.

Readers are cautioned that the above represents the opinions, assumptions and estimates of management considered reasonable at the date the statements are made and, are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described above. See "Cautionary Note Regarding Forward Looking Statements".

6.1.Cariboo Gold Project – British Columbia, Canada

The Cariboo Gold Project is a permitted advanced stage gold exploration project 100%-owned by the Company located in the historic Wells-Barkerville mining camp, in the District of Wells, central British Columbia, Canada, that extends for approximately 77 kilometres from northwest to southeast. The Company’s total land package consists of 443 mineral and placer titles which cover an area of approximately 186,740 hectares. On November 21, 2019, OR Royalties Inc. ("OR") acquired the Cariboo Gold Project through the acquisition of Barkerville. The Cariboo Gold Project was part of the OR contributed assets that created the Company on November 25, 2020.

Technical reports and mineral resource estimate

On June 11, 2025, the Company filed a technical report titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada" and dated June 11, 2025 in respect of the feasibility study for the Cariboo Gold Project ("2025 FS"), which was prepared in accordance with NI 43-101 with an effective date of April 25, 2025

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

(the "Cariboo Technical Report") on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile.

Scientific and technical information in this MD&A relating to the 2025 FS in respect of the Cariboo Gold Project is supported by the Cariboo Technical Report. The 2025 FS and Cariboo Technical Report have been prepared by, reviewed and approved by, independent representatives of BBA (Mathieu Belisle, P.Eng., Amanda Fitch, P.Eng.), InnovExplo Inc. (Carl Pelletier, P.Geo., Tessa Scott, P.Geo., Eric Lecomte, P.Eng.), Alius Mine Consulting Ltd. (Sebastien Guido, P.Eng.), Falkirk Environmental Consultants Ltd. (Katherine Mueller, P. Eng., Rob Griffith, P.Eng., Nikolay Sidenko, P. Geo.), WSP Canada Inc. (Paul Gauthier, P.Eng.), M.A. O'Kane Consultants Inc. (Rachel Sawyer, P.Eng., Yapo Allé-Ando, M.A.Sc., P.Eng.), Integrated Sustainability Consultants Ltd. (AJ MacDonald, M.A.Sc., P.Eng., P.E.), Clean Energy Consulting Inc. (Philip Clark, P.Eng., P.E.), and JDS Energy & Mining Inc. (Jean-François Maillé, P.Eng.), each of whom is a "qualified person" (within the meaning of NI 43-101) (each, a "QP") and independent of Osisko Development (within the meaning of Section 1.5 of NI 43-101). At the effective date of the 2025 FS, each QP has certified that, to the best of their knowledge, information, and belief, the parts of the 2025 FS for which they were responsible, contain all scientific and technical information required to be disclosed to make the 2025 FS not misleading.

The Cariboo Technical Report supersedes the technical report titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia" (as amended) dated January 12, 2023 (with an effective date of December 30, 2022), which should no longer be relied upon.

The key assumptions, parameters and methods used in the 2025 FS are described in the Cariboo Technical Report. The Cariboo Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. Reference should be made to the full text of the Cariboo Technical Report, including all assumptions, qualifications and limitations therein, which is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at https://osiskodev.com/projects/cariboo-gold.

The Cariboo Technical Report confirms strong economics for a low-impact underground operation using mechanized bulk mining methods, with attractive operating costs, manageable capital requirements, and is well-positioned to benefit from favorable macroeconomic and gold price trends. The planned processing plant and surface infrastructure design have been strategically optimized to accommodate potential future expansion options. The Cariboo Gold Project is envisioned as a traditional underground operation, employing mechanized long-hole open stoping to extract ore from gold-bearing vein corridors - an intricate network of mineralized quartz veins predominantly hosted within unmineralized sandstone. The Company anticipates that the potential development of the Cariboo Gold Project may provide a basis for progress towards the establishment of a broader mining district camp, including development of multiple deposits over several trends totaling approximately 80 km of mineralization.

A summary of the 2025 FS results is presented in the below tables:

Cariboo Gold Project 2025 FS – Key Results and Assumptions (after-tax)
Metric	Units	Base Case	Spot Case
Gold price	US$/oz	$2,400	$3,300
Exchange rate	USDCAD	1.35	1.40
Net Present Value at 5% discount	$ mm	943	2,066
Internal Rate of Return (IRR)%		22.1%	38.0%
Payback, from commercial production	years	2.8	1.6
Average annual free cash flow[1]	$ mm	158	314
Average AISC, LOM[1]	US$/oz	1,157	1,167

Notes:

1.	All-in sustaining costs per ounce and free cash flow are non-IFRS measures or ratios. Refer to "Non-IFRS Financial Measures" for more information.
2.	Spot case is based on the LBMA gold price as of the close of business on April 23, 2025, rounded to nearest $100/oz and the USDCAD exchange rate is based on the Bank of Canada daily exchange rate, rounded to nearest five cents.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

Cariboo Gold Project 2025 FS – Project Operating and Financial Metrics
Assumptions	Units	2025 FS – Base Case
Gold price	US$/oz	2,400
Exchange rate	USDCAD	1.35
Discount rate	%	5.0%
Production
Mine life	yrs	10.0
Total ore mined	kt	17,815
Peak annual throughput	tpd	4,900
Average gold head grade	g/t Au	3.62
Total contained gold	koz	2,071
Avg. gold recovery	%	92.6%
Total recovered gold, payable	koz	1,894
Avg. gold production, LOM	koz/yr	190
Avg. gold production, first 5 yrs	koz/yr	202
Operating Unit Costs
Underground mining	$/t mined	62.3
Processing	$/t mined	23.2
Water and waste management	$/t mined	5.0
Electrical transmission line	$/t mined	4.9
General and administrative	$/t mined	15.4
Total unit operating costs	$/t mined	110.7
Total operating costs	$ mm	1,921
Royalty payments	$ mm	292
Offsite charges	$ mm	143
Operating Costs
Total cash costs[2]	US$/oz	$947
AISC[2]	US$/oz	$1,157
Capital Expenditures[4]
Initial costs	$ mm	881
Sustaining costs	$ mm	426
Closure costs, net[3]	$ mm	99
Total capex	$ mm	1,406
Economics (after-tax)
Total free cash flow, LOM[2]	$ mm	1,577
Net Present Value (NPV5%)	$ mm	943
Internal Rate of Return (IRR)%		22.1%
Payback, from commercial production	yrs	2.8
Average free cash flow, first 5 yrs[2]	$ mm	296
Average free cash flow, LOM[2]	$ mm	158

Notes:

1.	Total may not add up due to rounding.
2.	Cash costs, all-in sustaining costs per ounce and free cash flow are non-IFRS measures or ratios. Refer to "Non-IFRS Financial Measures" for more information. Total cash costs are presented on a per ounce payable basis inclusive of total operating costs mining costs, processing costs, site G&A costs, royalties, smelting, refining, and transports costs. AISC are presented on a per ounce payable basis and include cash costs plus sustaining and closure costs.
3.	Closure costs are shown net of salvage value.
4.	Pre-final investment decision capital costs total $38.6 million.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

Mineral Resources Estimate

The Mineral Resources estimate included in the 2025 FS have an effective date of April 22, 2025, and are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves have not demonstrated economic viability. The Mineral Resources estimate have been updated to account for depletion in the Lowhee Zone due to ongoing development and bulk sample activities, as well as for changes in costs and cut-off grade assumptions.

There is no certainty that Mineral Resources will be converted into Mineral Reserves. Mineral Resources include Inferred Mineral Resources which have had insufficient work to classify them as Indicated Mineral Resources. It is uncertain but reasonably expected that Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Cariboo Gold Project 2025 FS – Mineral Resources Statement (April 22, 2025)
Category / Zone	Tonnage	Gold Grade	Contained Gold
	(000's tonnes)	(g/t)	(000's oz)
Measured
Bonanza Ledge	47	5.06	8
Indicated
Bonanza Ledge	32	4.02	4
BC Vein	1,057	3.00	102
KL	527	2.80	47
Lowhee	1,333	2.76	118
Mosquito	1,553	2.96	148
Shaft	6,121	2.92	575
Valley	2,718	2.70	236
Cow	3,991	2.91	374
Total Indicated Resources	17,332	2.88	1,604
Total Measured & Indicated	17,380	2.88	1,612
Inferred
BC Vein	596	3.17	61
KL	2,514	2.53	205
Lowhee	486	3.01	47
Mosquito	1,883	3.08	186
Shaft	7,457	3.44	826
Valley	2,470	3.01	239
Cow	3,368	2.78	301
Total Inferred Resources	18,774	3.09	1,864

Notes:

1.	The independent and qualified persons for the Mineral Resources estimates, as defined by NI 43-101, are Carl Pelletier, P.Geo., and Tessa Scott, P.Geo. (Norda Stelo). The effective date of the 2025 FS Mineral Resource Estimate is April 22, 2025.
2.	These Mineral Resources, exclusive of the reserves, are not Mineral Reserves and do not have demonstrated economic viability.
3.	The Mineral Resources estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves and the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.
4.	A total of 481 vein zones were modelled for the Cow Mountain (Cow and Valley), Island Mountain (Shaft and Mosquito), Barkerville Mountain (BC Vein, KL, and Lowhee) deposits and one gold zone for Bonanza Ledge. A minimum true thickness of 2.0 m was applied, using the gold grade of the adjacent material when assayed or a value of zero when not assayed.
5.	The estimate is reported for a potential underground scenario at a cut-off grade of 1.8 g/t Au, except for Bonanza Ledge at a cut-off grade of 3.5 g/t Au. The cut-off grade for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee deposits was calculated using a gold price of US$2,400/oz; a USDCAD exchange rate of 1.35; an underground mining cost of $66.3/t; a processing and transport cost of $30.80/t; a G&A plus Environmental cost of $22.40/t; and a sustaining CAPEX cost of $45.6/t. No changes have been applied for the Bonanza Ledge. The cut-off grade for the Bonanza Ledge deposit was calculated using a gold price of US$1,700/oz; a USDCAD exchange rate of 1.27; an underground mining cost of $79.13/t; a processing and transport cost of $65.00/t; and a G&A plus Environmental cost of $51.65/t. The cut-off grades may be re-evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).
6.	Density values for Cow, Shaft, Lowhee, and BC Vein were estimated using the ID2 interpolation method, with a value applied for the non-estimated blocks of 2.80 g/cm3 for Cow, 2.78 g/cm3 for Shaft, 2.74 g/cm3 for Lowhee, and 2.69 g/cm3 for BC Vein. Median

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

densities were applied for Valley (2.81 g/cm3), Mosquito (2.79 g/cm3), and KL (2.81 g/cm3). A density of 3.20 g/cm3 was applied for Bonanza Ledge.
7.	A four-step capping procedure was applied to composited data for Cow (3.0 m), Valley (1.5 m), Shaft (2.0 m), Mosquito (2.5 m), BC Vein (2.0 m), KL (1.75 m), and Lowhee (1.5 m). Restricted search ellipsoids ranged from 7 to 50 g/t Au at four different distances ranging from 25 m to 250 m for each deposit. High grades at Bonanza Ledge were capped at 70 g/t Au on 2.0 m composited data.
8.	The gold Mineral Resources for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee vein zones were estimated using Datamine StudioTM RM 1.9 software using hard boundaries on composited assays. The dilution halo gold mineralization was estimated using Datamine StudioTM RM Pro 1.11. The OK method was used to interpolate a sub-blocked model (parent block size = 5 m x 5 m x 5 m). Mineral Resources for Bonanza Ledge were estimated using GEOVIA GEMSTM 6.7 software using hard boundaries on composited assays. The OK method was used to interpolate a block model (block size = 2 m x 2 m x 5 m).
9.	Results are presented in situ. Ounce (troy) = metric tons x grade / 31.10348. Calculations used metric units (metres, tonnes, g/t). The number of tonnes were rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects. Rounding followed the recommendations as per NI 43-101.
10.	The qualified persons responsible for this section of the Cariboo Technical Report are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate other than those disclosed in this MD&A and in the Cariboo Technical Report.

Mineral Reserves Estimate

The 2025 FS outlines a Probable Mineral Reserves estimate (with an effective date of April 10, 2025) which increased slightly from the 2023 FS due to the adjustment of the cut-off-grade dictated by an accelerated ramp-up schedule to 4,900 tonnes per day (“tpd”) throughput relative to the 2023 FS. Only Mineral Resources that were classified as Measured and Indicated were given economic attributes in the mine design and when demonstrating economic viability were classified as Mineral Reserves. Mineral Resources are not Mineral Reserves and economic viability of Mineral Resources that are not Mineral Reserves have not been demonstrated. There are no assurances that further work on Mineral Resources will be converted to Mineral Reserves that can be mined economically.

Cariboo Gold Project 2025 FS – Mineral Reserves Statement (April 10, 2025)
Category / Zone	Tonnage	Gold Grade	Contained Gold
	(tonnes)	(g/t)	(oz)
Proven	—	—	—
Probable
Cow	3,999,971	3.35	430,548
Valley	3,238,636	3.59	374,058
Shaft	8,548,295	3.72	1,021,599
Mosquito	1,105,370	3.94	140,102
Lowhee	923,162	3.52	104,491
Total Proven & Probable	17,815,435	3.62	2,070,798

Notes:

1.	Totals may not add up due to rounding.
2.	The Mineral Reserve estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves and the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.
3.	Mineral Reserves used the following assumptions: US$1,915/oz gold price, USD:CAD exchange rate of 1.32, and variable cut-off value from 1.70 g/t to 2.0 g/t Au
4.	Mineral Reserves include both internal and external dilution along with mining recovery. The external dilution is estimated to be 10.1%. The average mining recovery factor was set at 91.3% to account for ore left in each block in the margins of the deposit.

The mineral resource estimate is built upon over 650,000 meters of core from the 2015 to 2021 drill campaigns, and historically verified drill data using a total of 4,064 drill holes. An understanding of the controls of mineralization enabled Osisko Development's technical team to construct a mineral resource estimate constrained by lithology, alteration, structure and mineralization.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

The 2025 FS considers a single milling facility at the mine site for processing, removing the need to transport flotation concentrate to the QR Mill, as previously contemplated under the 2023 FS. This change was considered an indicator of impairment for the QR Mill and, accordingly, management performed an impairment assessment and recorded an impairment charge of $25.8 million related to the Mining Interests related to the QR Mill during the first quarter of 2025. On June 30, 2025, the net book value related to the QR Mill Mining Interest is entirely written off as it is estimated that the net book value will not be recovered by expected net profits to be generated from future sale of precious metals.

Permitting and Environmental Assessment Process

Osisko Development started the Environmental Assessment ("EA") process in the fall of 2019 for the Cariboo Gold Project.

On October 27, 2021, the Province of British Columbia, Lhtako Dené First Nation and the Company announced the approval of amendments to Mines Act Permits M-238 and M-198 allowing for the expansion of the existing Bonanza Ledge II underground mine. At the time, these amendments supported the employment of additional workers at the mine. The expansion of the Bonanza Ledge II Project allowed for continuity of certain mining activities while the Cariboo Gold Project environmental assessment was underway. In July 2021, the province of British Columbia authorized a permit to extract a bulk sample of 10,000 tonnes of mineralized material, the development of a portal and up to 2,100 m of drift to access the mineral deposit.

On October 10, 2023, the Company announced that it received an EA certificate (the "EA Certificate") for the Company’s 100%-owned Cariboo Gold Project. The EA Certificate was granted by the Environmental Assessment Office of the Province of British Columbia ("EAO") and was supported by approval decisions from The Honourable George Heyman, Minister of Environment and Climate Change Strategy and The Honourable Josie Osbourne, Minister of Energy, Mines and Low Carbon Innovation (now Ministry of Mining and Critical Minerals). Receipt of the EA Certificate successfully concluded the EA process for the Cariboo Gold Project launched in October 2019, and completed in consultation with and the support of the First Nations partners. On November 7, 2024, the Company announced that while it had yet to reach an agreement with the Xatśūll First Nation, it remained committed to ongoing engagement and consultation.

On May 31, 2023, the Company submitted its Joint Permit Application ("JPA") and passed the screening phase of the permit in September 2023 after submitting the final, revised application. Through four rounds of review from the Mine Review Committee, the Company responded to, addressed, and closed over 1,800 comments from various stakeholders between November 2023 and May 2024.

On November 20, 2024, the Company was granted permits pursuant to the Mines Act (British Columbia) for its Cariboo Gold Project. Subsequently, on December 12, 2024, the Company was granted permits pursuant to the Environmental Management Act (British Columbia) ("EMA") for the Cariboo Gold Project. Together with the Mines Act (British Columbia) permits, these approvals mark the successful completion of the permitting process for key approvals, solidifying the Cariboo Gold Project's shovel-ready status.

The Mines Act (British Columbia) permits grant the Company the ability to proceed with the construction, operation and reclamation activities on each of the sites outlined within the scope of the Cariboo Gold Project. The EMA permits pertain to any Cariboo Gold Project-related discharges to the environment, including water and air, and the framework and limitations thereof, within the areas outside of the immediate mine sites.

Following the positive decision by the EAO to grant the Cariboo Gold Project an EA Certificate (#M23-01), the Cariboo Gold Project underwent a robust and rigorous review by a dedicated Mine Review Committee, set up by the Major Mines Office, and subsequently received the following permits for the Cariboo Gold Project:

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

●	M-247 – Mines Act permit for the Mine Site Complex and Bonanza Ledge;
●	M-198 – Mines Act permit for the QR Mill;
●	PE-111511 – Environmental Management Act Permit for the Mine Site Complex;
●	PE-12601 – Environmental Management Act Permit for QR Mill; and
●	PE-17876 – Environmental Management Act Permit for Bonanza Ledge.
●	In addition, the Mosquito Creek closure plan permit is currently under review by the Ministry of Mining and Critical Minerals.

The Company is confident a robust consultation process was followed in relation to the receipt of the Mines Act (British Columbia) permits and EMA permits for the Cariboo Gold Project and continues to actively consult and engage with its First Nations partners and other stakeholders. While any party may seek to have the decisions related to the Mines Act (British Columbia) permits and/or EMA permits reviewed by the courts, the Company does not expect that such a review will impact its ability to proceed with the construction and operation of the Cariboo Gold Project in accordance with the approved permits.

Work is ongoing with the Ministry of Water, Land and Resource Stewardship and the Ministry of Forests on obtaining all necessary approvals for the construction of the transmission line, expected in H2 2025.

Cariboo Gold Project – Permitting Timeline Summary (successfully completed)

As of June 30, 2025, the Cariboo Gold Project has successfully completed the permitting process. The history of the process is summarized in the following highlights:

●	Signing Ceremony on October 23, 2022 with Lhtako Dené First Nation's Elders and Members in Wells and Quesnel was an important event for the life of project agreement between Lhtako Dene First Nation and Osisko Development highlighting the importance of our partnership and mutual support and benefits.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

●	The Revised Application for the EA Process was submitted to the EAO of British Columbia on October 14, 2022 for the Cariboo Gold Project. The 1,700 comments received by the different reviewers were successfully addressed.
●	In parallel to the EA process, the Company initiated an official application for the permitting of the Cariboo Gold Project with the submission of the Project Description to the Ministry on September 30, 2022. The Company received the IRT in November 2022 and received the EA Certificate in October 2023.
●	All drilling and geologic modeling work has been completed.
●	All permits were received for the bulk sample in the Lowhee deposit area, which includes 2,100 metres of underground development and the removal of 10,000 tonnes of mineralized material for further sorter testing.
●	Outside of the Cariboo Gold Project area there are 38 mineralized target zones, 21 of which require follow-up and 12 that are high quality drill-ready targets, demonstrating the years of ongoing exploration in the mineral rights held by Osisko Development around the Cariboo Gold Project.
●	Received Mines Act (British Columbia) permits and EMA permits in Q4 2024, successfully completing the permitting process for key approvals for the Cariboo Gold Project.

Bulk Sample & Infill Drilling Program

●	During Q1 2024, under an existing provincial permit, the Company commenced an underground development drift from the existing Cow Portal into the Cariboo Gold Project's Lowhee Zone. The objective of the bulk sample work program was to reach the ore body and extract a bulk sample of up to 10,000 tonnes of mineralized material for ore sorter, heavy equipment testing and mining tests.
●	100% of the planned underground development totaling approximately 1,172 meters has been successfully completed to reach the target area.
●	The Company extracted approximately 7,400 tonnes of mineralized material from a single trial stope within the target zone as part of the 10,000-tonne bulk sample program. The successful trial stope extraction demonstrated the technical viability of larger stope dimensions, which were incorporated into the 2025 FS parameters. Due to challenges in securing an economically viable processing facility to produce gold doré, the Company's immediate focus is on completing a recently initiated 13,000-metre infill drill program as part of the Appian project financing obligation.
●	The infill program is expected to provide a comprehensive data set that will inform resource modeling, mine planning and production stope design procedures and parameters. It will also support the development of a systematic approach to infill drilling for the underground mining operation. The Company expects to complete the 13,000-meter infill drill program by the end of the fourth quarter of 2025.

Project Financing

●	The Company was actively engaged in on various financing options to provide sufficient funding to construct the Cariboo Gold Project (refer to the section “Highlights - Subsequent to Q2 2025”). The Company believes that the net proceeds of the brokered and non-brokered private placements, together with the net proceeds of the US$450 million project loan credit facility with Appian, both announced subsequent to quarter end, plus indications of interest from commodity traders seeking high quality concentrate off-take, and other potential financing arrangements, will provide sufficient funding to construct the Cariboo Gold Project.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

2025 Objectives for the Cariboo Gold Project
●	Complete detailed engineering on processing, water treatment and waste management for the development of the Cariboo Gold Project.
●	Continue stakeholder engagement and consultation with Xatśūll First Nation and District of Wells to facilitate an agreement being reached with stakeholders.
●	Continue detailed engineering and permitting of the transmission line for connection to the BC Hydro grid and procure long lead components.
●	Complete the 13,000-meter infill drilling program in respect of the Cariboo Gold Project.
●	Complete project milestones and satisfy other conditions to access the US$350 million available for subsequent draws under the 2025 Financing Facility.

See section "Risk Factors: Operations Not Supported by a Feasibility Study".

6.2.Tintic Project – Utah, U.S.A.

The Tintic Project is located in western Utah County, approximately 64 km south of Provo, Utah and 95 km south of Salt Lake City. The property on which the Trixie test mine or Trixie deposit is located encompasses most of the East Tintic District, surrounding and immediately east of the incorporated town of Eureka. The area of the Tintic Project owned or controlled by Osisko Development comprises 1,370 claims totaling 7,601 ha (18,783 acres) of patented mining claims (22 of which are leased patented claims) and a further 110 mining claims of approximately 731 ha (1,807 acres), which are unpatented. Osisko Development owns a small and varying percentage, interest or royalty in a number of other claims outside the main claim package.

Scientific and technical information relating to the Tintic Project and the updated mineral resource estimate for the Trixie deposit (the "2024 Trixie MRE"), including information provided in the table "2024 Trixie MRE Statement", is supported by the technical report titled "NI 43-101 Technical Report, Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America" and dated April 25, 2024 (with an effective date of March 14, 2024) (the "Tintic Technical Report"), prepared for the Company by independent representatives of Micon International Limited, being William Lewis, P. Geo, Alan J. San Martin, MAusIMM(CP) and Richard Gowans, P. Eng. Information relating to the Tintic Project and the 2024 Trixie MRE provided herein is qualified in its entirety by the full text of the Tintic Technical Report, which is available electronically on the Company’s website, SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Company’s issuer profile, including the assumptions, qualifications and limitations therein. For readers to fully understand information relating to the Tintic Project and the 2024 Trixie MRE provided herein, reference should be made to the full text of the Tintic Technical Report, including all assumptions, qualifications and limitations therein. The Tintic Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context.

Acquisition of Tintic

On May 27, 2022, Osisko Development acquired 100% of Tintic through the purchase of: (i) IG Tintic's direct 75% ownership in Tintic; and (ii) all issued and outstanding stock of Chief Consolidated Mining Company ("Chief"). Immediately following the closing of the transaction, Chief completed a merger with a newly formed subsidiary of the Company (the "Merger"), such that, following completion of the Merger, Chief is now owned by the Company. The total consideration to the vendors in the aggregate amount of approximately US$156.6 million ($199.5 million), comprised of: (i) cash payments of approximately US$58.7 million ($74.7 million), (ii) the issuance to the sellers of convertible instruments amounting to $10.8 million (iii) the issuance of 12,049,449 Common Shares and, (iv) Deferred consideration and contingent payments fair valued at $15.1 million.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

The deferred payments consist of an amount of US$12.5 million payable in equal instalments annually over five years in cash or shares at the Company’s election; (ii) two 1% NSR royalty grants, each with a 50% buyback right in favour of the Company for US$7.5 million which is exercisable within 5 years; (iii) a right to receive the financial equivalent of 10% of the net smelter returns from stockpiled mineralized material extracted from the Tintic Project since January 1, 2018 and sitting on surface; and (iv) US$10 million contingent upon commencement of production at the Burgin Mine.

With the completion of the transaction, the Company acquired 100% ownership of the producing Trixie test mine, as well as mineral claims covering more than 17,000 acres in Central Utah's historic Tintic Mining District. There is no current exploration work program on the Tintic Project and no additional exploration or drilling activities are contemplated on the Tintic Project in 2025. As of the date hereof, the Tintic Project is not considered a material property of the Company and there have not been substantive material expenditures on the Tintic Project since January 1, 2024.

Exploration Program

The Tintic Project consists of 23 past producing precious and base metal mines located in the East Tintic Mining District, Utah, 95 km southwest of Salt Lake City. The Tintic Project is comprised of more than 20,500 acres (8,333 ha), including 18,783 acres (7,601 ha) of patented mining claims.

In 2022, the Company completed 28 surface reverse circulation ("RC") drill holes near Trixie totaling approximately 8,442 m and 62 underground diamond drill ("DD") holes in the 625 level at Trixie totaling approximately 3,232 m using two surface RC rigs and two underground diamond drill rigs. Continuous underground face samples were collected along all development at Trixie, and together with drill results, formed the basis of an initial mineral resource estimate at Trixie completed in January 2023.

In 2023, the Company completed 73 underground DD holes at Trixie totaling approximately 6,028 m (19,776 ft). All assays from 2023 have now been finalized.  For additional information please refer to the Company’s news release dated February 22, 2024.

Between December 2023 and May 2024, the Company completed two surface DD holes at the Big Hill target area totaling approximately 2,920 m (9,581 ft). Results of the drilling are currently being used to vector towards future exploration targets. In 2023, the Company completed a total of 6,028 m (19,776 ft) of underground drilling in 73 diamond drill holes at Trixie. Assays were finalized up to hole TRXU-DD-23-069 and were included in the 2024 Trixie MRE.

The 2024 Trixie MRE incorporated an additional 1,674 underground chip samples over 1,678 m (5,507 ft) of underground development, and 7,385 m of drilling (24,229 ft) in 122 holes completed by the Company since the release of the Initial Trixie MRE, with an effective date of January 10, 2023. The 2024 Trixie MRE includes Inferred Mineral Resources which have had insufficient work to classify them as Indicated mineral resources. It is uncertain but reasonably expected that inferred mineral resources could be upgraded to Indicated mineral resources with continued exploration.

	2024 Trixie MRE Statement
			Contained		Contained
	Tonnes	Au Grade	Gold	Ag Grade	Silver
Classification	(000's)	(g/t)	(000's oz)	(g/t)	(000's oz)
Measured	120	27.36	105	61.73	238
Indicated	125	11.17	45	59.89	240
Measured and Indicated	245	19.11	150	60.8	478
Inferred	202	7.8	51	48.55	315

Notes:

1.	Effective date of the 2024 Trixie MRE is March 14, 2024.
2.

Each of Mr. William Lewis, P.Geo., of Micon International Limited and Alan J. San Martin, MAusIMM(CP), of Micon International Limited (i) has reviewed and validated the 2024 Trixie MRE, (ii) is considered to be independent of the Company for purposes of Section 1.5 of NI 43-101, and (iii) is a "qualified person" within the meaning of NI 43-101.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

3.

The Mineral Resources estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves and the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.

4.

Mineral resources are reported when they are within potentially mineable shapes derived from a stope optimizer algorithm, assuming an underground longhole stoping mining method with stopes of 6.1 m x 6.1 m x minimum 1.5 m dimensions.

5.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
6.

Geologic modelling was completed by Osisko Development modeling geologist Jody Laing, P.Geo, using Leapfrog Geo software. The 2024 Trixie MRE was completed by Osisko Development chief resource geologist, Daniel Downton, P.Geo using Datamine Studio RM 2.0 software. William Lewis and Alan J. San Martin of Micon International Limited independently reviewed and validated the mineral resource model.

7.

The estimate is reported for an underground mining scenario and with USD assumptions. The cut-off grade of 4.32 g/t Au was calculated using a gold price of US$1,750/oz, a CAD: USD exchange rate of 1.3; total mining, processing and G&A costs of US$168.04/imperial ton; a refining cost of US$2.65/ounce; a combined royalty of 4.50%; and an average metallurgical gold recovery of 80%.

8.

The stope optimizer algorithm evaluated the resources based on a gold equivalent grade which incorporates the silver grade estimate and assumes a silver price of US$23/oz and metallurgical silver recovery of 45%.

9.	Average bulk density values in the mineralized domains were assigned to the T2 (2.955 T/m3), T3 (2.638 T/m3), T4 (2.618 T/m3), Wild Cat, and 40 Fault (2.621 T/m3), and 75-85 (2.617 T/m3) domains.
10.	Inverse Distance Squared interpolation method was used with a parent block size of 1.2 m x 2.4 m x 2.4 m.
11.

The 2024 Trixie MRE results are presented in-situ. Calculations used metric units (metres, tonnes, g/t). The number of tonnes is rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.

12.

Neither the Company nor Micon International Limited’s qualified persons are aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than disclosed in the 2024 Trixie MRE.

Developments at Tintic

In 2024, the Company completed surface exploration drilling for porphyry copper-gold-molybdenum at the Big Hill target. A total of 9,581 feet (2,920 meters) between two drill holes were drilled at Big Hill, which completed the initial proposed drill plan for Big Hill. The first drill hole was completed to a depth of 1,297 meters (4,257 feet) when it transitioned out of the prospective alteration zone. The second drill hole was repositioned at a modified angle and completed to a depth of 1,623 m (5,324 ft). At Trixie, a drill hole was completed to a depth of 759.6 meters (2,492 ft) when it crossed the Eureka Lily Fault to the east and out of the prospective alteration zone.

During the second quarter of 2025 the Company completed Phase II of the regional drilling program that commenced in December 2024. A total of 7,890 ft (2,405 meters) between two drill holes were drilled at the Big Hill West and Zuma porphyry targets. Although anomalous copper and molybdenum mineralization was encountered, no significant intercepts of copper, gold or molybdenum were observed. Information obtained from the regional drilling programs coupled with ongoing data compilation from historic mines in the area may generate additional drill targets on the greater Tintic Project property. No further drilling activities have been undertaken at the Tintic Project since the conclusion of the Phase II regional drilling program.

The development of an underground ramp at Trixie was completed to the 625 level in third quarter of 2023. The Company anticipates that the decline ramp will improve underground access for exploration and may potentially support a mining project subject to the completion of requisite pending technical work and availability of capital resources.

There can be no assurance that technical work will provide justification for a development scenario. The ability to recommence and/or expand operations is subject to risks which include the possible need for additional or amended permits, licenses and approvals, risks related to mining operations, the need for additional capital and/or operating expenditures, commodity prices justifying such work, potential scarcity of employees, environmental risks and approvals and the limited knowledge of the mineralized material available on site.

The Company cautions that its prior decision to commence small-scale underground mining activities and batch vat leaching at the Trixie test mine was made without the benefit of a feasibility study, or reported mineral resources or mineral reserves,

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. Small scale test-mining at Trixie was suspended in December 2022, resumed in the second quarter of 2023 and, suspended again in December 2023. If and when small-scale test-mining at Trixie re-commences, there is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company’s ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company’s cash flow and potential profitability.

On March 15, 2024, the Company announced the results of the 2024 Trixie MRE. Compared to the initial mineral resource estimate for the Trixie deposit (effective date of January 10, 2023), contained gold ounces in measured and indicated resources decreased by 29% and inferred resources decreased by 79% primarily due to lower estimated grades that incorporated an updated geologic model interpretation and conversion of inferred resources. Drill results and underground mapping from the 2023 exploration program improved the knowledge of the extent and distribution of mineralization, resulting in modeling improvements to both mineralization and the historical mine shape model.

The test mining operations at Trixie were last suspended in December 2023 and are expected to remain in care and maintenance for the foreseeable future. As such, on December 31, 2023, an impairment charge of $160.5 million on the Trixie test mine was recorded and the net assets of the Trixie test mine were written down to their net estimated recoverable amount (including mining interest and property, plant and equipment).

In the first quarter of 2025, a small-scale heap leach project was undertaken to process stockpile material. As a result, a total of 1,393 gold ounces were sold in the second quarter of 2025, with small-scale heap leach operation anticipated to continue into the fourth quarter of 2025. While management continues to evaluate options for the next steps at the Tintic Project, it is expected that limited activities will occur on the Tintic Project beyond care and maintenance.

Please see the caution section "Risk Factors: Operations Not Supported by a Feasibility Study".

6.3.San Antonio Gold Project – Sonora State, Mexico

In addition to the Cariboo Gold Project and the Tintic Project, the Company, through its subsidiary Sapuchi Minera S. de R.L. de C.V. ("Sapuchi Minera") also owns the San Antonio gold project (the "San Antonio Project"). The San Antonio Project is not considered a material property of the Company as of June 30, 2025 and the date of this MD&A, and has been under care and maintenance since Q3 2023. No drilling has occurred on the San Antonio Project since 2021 and there has not been any ongoing exploration program in respect of the San Antonio Project since then.

Scientific and technical information relating to the San Antonio Project and mineral resource estimate on the San Antonio Project (the "2022 Sapuchi MRE") is supported by the technical report titled "NI 43-101 Technical Report for the 2022 Mineral Resource Estimate on the San Antonio Project, Sonora, Mexico", dated July 12, 2022 (with an effective date of June 24, 2022) (the "San Antonio Technical Report"). Information relating to the San Antonio Project and the 2022 Sapuchi MRE provided herein is qualified in its entirety by the full text of the San Antonio Technical Report, which is available electronically on the Company's website, SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Company's issuer profile. For readers to fully understand the information relating to San Antonio Project and the 2022 Sapuchi MRE, reference should be made to the full text of the San Antonio Technical Report, including all assumptions, qualifications and limitations therein. The San Antonio Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context.

The San Antonio Project is a past-producing oxide copper mine. In 2020, following the acquisition of this project, the Company concentrated its efforts on obtaining the required permits and amendments to the permits to perform its activities. The Company has filed preventive reports for the processing of the gold stockpile on site and for a drilling program for the Sapuchi, Golfo de Oro and California zones.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

The Company also initiated the following activities:

●	Commencement of the Environmental Impact Manifest (or Manifestacion de Impacto Ambiental ("MIA"));
●	An environmental baseline study (completed);
●	Awarding the Engineering, Procurement, Construction and Management contract for the process of the stockpile.

On April 29, 2023, Mexico's Senate approved a wide-ranging reform of laws governing the mining industry, including a requirement that companies pay a percentage of profits to various stakeholders. The new mining law reduces the maximum length of concessions from 50 to 30 years and may allow authorities to cancel concessions if no work is done on them within two years. The Company is closely monitoring the situation and will continue to assess the potential impacts on its Mexican assets.

Since Osisko Development's acquisition of the San Antonio Project in November 2020, the Company has successfully achieved the following operational milestones:

●	The construction of a leach pad and carbon in column plant at the end of 2021 to process stockpiled mineralized material.
●	1.1 million tonne stockpile with an average grade of 0.58 g/t Au was placed on the heap leach pad.
●	A total of 13,591 net ounces of gold was sold from the San Antonio heap leach pad.
●	Processing of the stockpile inventory was completed in Q3 2023.

Permitting

The Company continued the various permitting activities starting in 2020. These activities consist of obtaining the permits for the MIA and the change of use of land while continuing the work required to complete the environmental baseline study. Applications were submitted for four new mining claims, Sapuchi E-82/40881, Sapuchi 2 E-82/40882, Sapuchi 3 E-82/40883, and Sapuchi 4 E-82/40888.

All documentation required for the change of use land and EA permits were filed and the Company was awaiting the granting of these two permits by the Mexican government. In early December 2022, the director of SEMARNAT announced a moratorium on all environmental permits for open pit operations, which will be denied with no approval process in place until further notice. Subsequently, the Company received communication that the MIA would not be approved. Management withdrew both permit applications with the intent to refile once the moratorium is lifted or a clear approval process is in place.

Exploration Program

A two-phase 45,000-meter drilling campaign was initiated during 2021. The objective of the drill program was to conduct exploration and resource drilling at a spacing of 25 meters and historic drilling validation for the three main target areas: Sapuchi, California and Golfo de Oro. The Company believes that there is potential to expand both the oxide and sulphide mineral resources.

On September 30, 2022, the Company announced the 2022 Sapuchi MRE. The 2022 Sapuchi MRE covers a portion of the Sapuchi – Cero Verde trend that encompasses five deposits: Sapuchi, Golfo de Oro, California, Calvario and High Life over approximately 2.8 km along strike, a maximum width of 600 metres (m) to a maximum depth of 300 m below surface.

The 2022 Sapuchi MRE is based on 84,454 m of current and verified historic drilling in 579 holes, of which 27,870 m of drilling in 177 holes were performed by the Company in 2021. Gold mineralization is hosted within altered hydrothermal breccia and sediments, as stockwork quartz veins and veinlets, adjacent to intrusions and fault structures and often

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

associated with iron carbonate minerals. Metallurgical testing has shown amenability of leaching in the oxide materials and recommendations of milling in the transition and sulphide zones. No drilling has occurred on the San Antonio Project since 2021 and there has not been any ongoing exploration program in respect of the San Antonio Project since then.

Stockpile

In the first quarter of 2022, Sapuchi Minera commenced processing its stockpile inventory through sodium cyanide heap leach pads ("heap leach pad") and carbon-in-column processing plant. The Company realized its first gold sales in July 2022 and generated gold sales totaling 10,478 net ounces in 2022. During the year ended December 31, 2023, Sapuchi Minera sold 3,113 net ounces of gold sold (nil in 2024). Processing of the stockpile inventory was completed in Q3 2023.

On September 30, 2022, the San Antonio Project was written down to its net estimated recoverable amount of $35.0 million ($nil net of the stream financing). The net book value of the project as at June 30, 2025 remains $nil.

Status

The San Antonio Project remains in care and maintenance and the Board of Directors of the Company has authorized a strategic review of the San Antonio Project. The approval process for mining permits appears to be gaining traction, specifically for open-pit mining in the country, and the Company intends to re-submit its two permit applications in the foreseeable future.

7.SUSTAINABILITY ACTIVITIES

The Company views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

The Company focuses on the following key areas:

●	Promoting the mining industry and its benefits to society;
●	Promoting the Company’s values through our three pillars of Sustainability; Good neighbor, Engaged workforce and Environmental stewardship;
●	Developing and maintaining strong relationships with First Nations, stakeholders, the Federal, Provincial and Municipal governments where the Company has activities and projects;
●	Supporting the economic development of regions where it operates; and
●	Promoting diversity and inclusivity throughout the organization and the mining industry.

The following are a few highlights from each of the projects:

Cariboo Gold Project
●	Barkerville relationship with Lhtako Dené Nation since 2015. Agreements include engagement protocol (signed in 2016), relationship agreements (2016) and life of project agreement (2020);
●	Relationship with Williams Lake First Nation ("WLFN") since 2017. On July 5, 2022, Barkerville and WLFN entered into a participation agreement;
●	Relationship with Xatśūll First Nation since 2016 although no project agreement has been completed to date;

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

●	Relationship with the District of Wells in British Columbia since 2016 and a Memorandum of Understanding signed in early 2022 to facilitate discussions for a project agreement;
●	Open and transparent dialogue with the Ministry of Mines and Critical Minerals and the Ministry of Environment and Parks to ensure positive relations;
●	Installation of a water treatment plant to treat contact water and effluent completed;
●	Monitoring and closure planning and permitting work continued on the Mosquito Creek old mine site;
●	Collaboration with the Crown Contaminated Sites Program of the BC Ministry of Water Land and Resource Stewardship for the reclamation of the Jack of Clubs Lake mining legacy site.
●	Initiation of the second Sustainable Workforce Initiative for underground miner training to provide skills training to support a local workforce;
●	Funding provided to local organizations within the Wells and Barkerville communities to support various initiatives; and
Tintic Project
●	Building relationships with the Utah Department of Environmental Quality, Divisions of Air Quality and Water Quality.
●	Implementation of environmental management plans for water, storm water and waste management for the Trixie test mine.
●	Building relationships with many stakeholders and local providers relating to the activities on the Tintic Project.
●	Submission of the LOM to the Utah Division of Oil, Gas and Mining, the Small Source Exemption for Air Quality to the Division of Air Quality.
San Antonio Project
●	Reached a long-term agreement with Eijdo San Antonio, one of the primary impacted local communities.
●	An environmental baseline study was completed.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

8.FINANCIAL PERFORMANCE

Consolidated statements of loss

The following table presents summarized statements of loss for the three and six months ended June 30, 2025 and 2024 (in thousands of dollars):

		Three months ended		Six months ended
		June 30,		June 30,
		2025	2024	2025	2024
		$	$	$	$
Revenue	(a)	6,859	2,632	6,859	4,399
Operating expenses
Cost of sales	(a)	(4,075)	(2,704)	(4,075)	(4,678)
Other operating costs	(b)	(13,425)	(6,887)	(23,583)	(15,688)
General and administrative	(c)	(7,846)	(6,356)	(14,499)	(12,371)
Exploration and evaluation		(6)	(110)	(127)	(180)
Impairment of assets	(d)	—	(23)	(25,793)	(5,438)
Operating loss		(18,493)	(13,448)	(61,218)	(33,956)
Other expense, net of other income	(e)	(29,164)	(14,793)	(23,772)	(2,005)
Loss before income taxes		(47,657)	(28,241)	(84,990)	(35,961)
Income tax recovery (expense)		253	(439)	256	(707)
Net loss		(47,404)	(28,680)	(84,734)	(36,668)

(a)	For the three and six months ended June 30, 2025, the Company recognized $6.9 million in revenue. In comparison, for the three and six months ended June 20, 2024, the Company recognized respectively $2.6 million and $4.4 million from operations at the Tintic Project. The increase in revenue in Q2 2025 compared to Q2 2024 is primarily attributable to the sale of gold from the heap leach project undertaken to re-treat certain tailings and stockpile material at the Tintic Project.

Costs of sales amounting to $4.1 million were recognized in the consolidated statement of loss for the three and six months ended June 30, 2025 (2024 - $2.7 million and $4.7 million, respectively). In accordance with IAS 2, inventories were recorded at the lowest of net realizable value or at costs with an amount of $nil as at June 30, 2025 (2024 – $0.5 million) recorded to adjust the inventories to their net realizable value.

(b)	For the three and six months ended June 30, 2025, other operating costs amounted to $13.4 million and $23.6 million (2024 – $6.9 million and $15.7 million, respectively). The higher operating loss in Q2 2025 compared to 2024 is mainly due to higher costs and salaries related to the bulk sample and other care and maintenance activities at the Cariboo Gold Project
(c)	General and administrative expenses totaled $7.8 million and $14.5 million for the three and six months ended June 30, 2025 (2024 – $6.4 million and $12.4 million), including $1.5 million and $1.8 million, respectively, in share-based compensation expense (2024 – $0.2 million and $0.2 million), $2.7 million and $4.5 million, respectively, in salaries and benefits (2024 – $2.4 million and $3.8 million) and $3.6 million and $8.2 million of administrative expenses (2024 – $3.8 million and $8.4 million) such as insurance fees and legal and other consulting fees. The increase is primarily due to a higher compensation expense related to the general increase in activities compared to 2024.
(d)	For the six months ended June 30, 2025, impairment charges of $25.8 million were recorded relating to the impairment of the QR Mill as described in the Cariboo Gold Project section of this MD&A. In the corresponding period of 2024, an amount of $5.4 million was recorded on certain individual assets at the Tintic Project and the Cariboo Gold Project.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

(e)	For the three and six months ended June 30, 2025, other expense net of other income amounted to $29.2 million and 23.8 million (2024 – $14.8 million and $2.0 million). The amount includes the recognition of the increase in fair value of the warrant liability, partially offset by foreign exchange gain related to the impact of variation in exchange rates and interest income, net of accretion expense and finance costs.

9.CASH FLOWS

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	$	$	$	$
Cash flows
Operations	(22,905)	(10,907)	(37,831)	(22,142)
Working capital items	2,320	(2,340)	4,742	(166)
Operating activities	(20,585)	(13,247)	(33,089)	(22,308)
Investing activities	(13,262)	(9,619)	(27,705)	(16,412)
Financing activities	(807)	(1,552)	(2,752)	27,569
Decrease in cash and cash equivalents before effects of exchange rate changes on cash	(34,654)	(24,418)	(63,546)	(11,151)
Effects of exchange rate on changes on cash and cash equivalents	3,355	571	3,191	1,376
Decrease in cash and cash equivalents	(31,299)	(23,847)	(60,355)	(9,775)
Cash and cash equivalents – beginning of period	77,597	57,527	106,653	43,455
Cash and cash equivalents – end of period	46,298	33,680	46,298	33,680

Three months ended June 30, 2025 and 2024

Operating Activities

The net cash flows used in operating activities in Q2 2025 amounted to $20.6 million, compared to $13.2 million in Q2 2024. The increase in cash outflows is primarily due to the increased operating activities at the Cariboo Gold Project, partially offset by the increase in gold revenues.

Investing Activities

Cash flows used in investing activities amounted to $13.3 million in Q2 2025, compared to $9.6 million in Q2 2024. The increase is primarily due to additions to mining interest and property, plant and equipment related to the Cariboo Gold Project ramp development and the expenditures related to the optimized feasibility study on the Cariboo Gold Project. Additions to mining interests, property, plant and equipment, as well as exploration and evaluation expenses, totaled $13.3 million in Q2 2025, compared to $12.0 million in Q2 2024.

Financing Activities

Net cash outflows used in financing activities amounted to $0.8 million in Q2 2025, compared to cash outflows of $1.6 million in Q2 2024. The decrease in cash outflows is due to higher repayment of debt in Q2 2024.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

Six months ended June 30, 2025 and 2024

Operating Activities

The net cash flows used in operating activities in the first six months of 2025 amounted to $33.1 million, compared to $22.3 million in 2024. The increase in cash outflows is primarily due to the increase in operating activities at the Cariboo Gold Project, partially offset by the increase in gold revenues.

Investing Activities

Cash flows used in investing activities amounted to $27.7 million in the first six months of 2025, compared to $16.4 million in 2024. The increase is primarily due to additions to mining interest and property, plant and equipment related to the Cariboo Gold Project ramp development, and the expenditures related to the preparation of the optimized feasibility study on the Cariboo Gold Project, partially offset by the decrease in exploration and evaluation expenses. Additions to mining interests, property, plant and equipment, as well as exploration and evaluation expenses, totaled $28.6 million in the first six months of 2025, compared to $22.1 million in 2024.

Financing Activities

Net cash outflows used in financing activities amounted to $2.8 million in the first six months of 2025, compared to cash inflows provided from financing activities of $27.6 million in 2024. The decrease in cash inflows is mainly due to an amount of US$25.0 million ($33.9 million) drawn in 2024 under the credit agreement entered with National Bank of Canada.

9.1.Liquidity and Capital Resources

As at June 30, 2025, the Company has a negative working capital of $96.6 million, which includes a cash and cash equivalent balance of $46.3 million. The Company also has an accumulated deficit of $683.1 million and incurred a net loss of $84.7 million for the six months ended June 30, 2025.

The working capital as of June 30, 2025 and the net cash proceeds received from the 2025 Financing Facility completed subsequently to June 30, 2025 will not be sufficient to meet the Company’s obligations, commitments and forecasted expenditures through June 30, 2026. Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast a substantial doubt upon the Company’s ability to continue as a going concern, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The accompanying unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2025 do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be material.

In assessing whether a going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. In order to execute on its planned activities, the Company will be required to secure additional financing which may be completed in several ways including, but not limited to, a combination of asset sales, selling investments from its existing portfolio, project debt financing, offtake or royalty financing, equity financing and other capital market alternatives. However, there can be no assurance that the Company will be able to obtain adequate financings in the future, or on terms favorable to the Company.

Significant variations in liquidity and capital resources for the three and six months ended June 30, 2025, are explained under section 9. Cash Flows. The Company is dependent upon raising funds in to fund future capital expenditures and development programs. See section 13. Risk and Uncertainties of this MD&A for more details.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

10.FINANCIAL POSITION

(in thousands of dollars)	June 30, 2025	December 31, 2024	Variance (%)
	$	$
Cash and cash equivalents	46,298	106,653	(57)%
Amounts receivable	1,007	2,569	(61)%
Inventories	8,069	8,695	(7)%
Other current assets	6,738	4,903	37%
Assets classified as held for sale	—	430	(100)%
Total Current Assets	62,112	123,250	(50)%
Investment in associates	12,783	12,183	5%
Other investments	12,109	10,333	17%
Mining Interests	493,299	506,670	(3)%
Property, plant and equipment	86,272	87,123	(1)%
Exploration and evaluation	86,764	86,258	1%
Other assets	30,399	31,085	(2)%
Total Assets	783,738	856,902	(9)%
Total Current Liabilities	158,759	144,501	10%
Lease liabilities	247	461	(46)%
Long-term debt	6,155	5,503	12%
Deferred consideration and contingent payments	5,091	8,635	(41)%
Contract liability	44,452	42,344	5%
Environmental rehabilitation provision	84,201	84,829	(1)%
Total Liabilities	298,905	286,273	4%
Total Equity	484,833	570,629	(15)%
Total Liabilities and Equity	783,738	856,902	(9)%

The Company’s cash and cash equivalents balance on June 30, 2025 decreased from the amount held on December 31, 2024, as described in section 9. Cash Flows. The decrease in cash and cash equivalents in Q2 2025 is mainly due to cash used in operating and investing activities.

The decrease in mining interests is mainly due to the impairment of the assets related to QR Mill, partially offset by the additions related to the Cariboo Gold Project underground development and the preparation of the 2025 FS. The 2025 FS considers a single milling facility at the mine site for processing, removing the need to transport flotation concentrate to the QR Mill. This change was considered an indicator of impairment for the QR Mill and, accordingly, management performed an impairment assessment and recorded an impairment charge of $25.8 million, mainly related to the Mining Interests related to the QR Mill. On June 30, 2025, the net book value related to the QR Mill Mining Interest was entirely impaired.

The increase in current liabilities is mainly due to the increase in the fair value of the warrants classified as current liabilities primarily related to the increase in the Company’s share price.

The increase in long-term debt is due to the additions to mining equipment financings.

The decrease in environmental rehabilitation provision is explained by the accretion expense for Q2 2025 and the impact related to revision of estimate as at June 30, 2025. The increase in contract liability is mainly due to the accretion expense for Q2 2025 considering no sales of gold during the period at the San Antonio Project.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

10.1.Investment in associates and other investments

The Company’s assets include a portfolio of shares, mainly of Canadian publicly traded exploration and development mining companies. The Company may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

Fair value of marketable securities

The following table presents the carrying value and fair value of the remaining investments in marketable securities (excluding warrants and convertible debt) as at June 30, 2025 and December 31 2024 (in thousands of dollars):

	June 30, 2025		December 31, 2024
	Carrying	Fair	Carrying	Fair
Investments	value(i)	value(ii)	value(i)	value(ii)
	$	$	$	$
Associates	12,783	17,999	12,183	19,639
Other	12,109	12,109	10,333	10,333
	24,892	30,108	22,516	29,972

(i)	The carrying value corresponds to the amount recorded on the consolidated statement of financial position, which is the equity method for investments in associates and the fair value for the other investments, as per IFRS 9, Financial Instruments.
(ii)	The fair value corresponds to the quoted price of the investments on a recognized stock exchange or the share price of the most recent private placement for private companies, for the respective period.

Main Investments

The following table presents the main investments of the Company in marketable securities as at June 30, 2025:

	Number of
Company	Shares Held	Ownership
		%
Falco Resources Limited (associate)	48,675,240	16.0

Falco Resources Limited (“Falco”)

Falco's main asset is the Horne 5 gold project, for which the summarized results of an updated feasibility study were released on March 24, 2021. In January 2024, Falco announced that it had entered into an operating license and indemnity agreement (the "OLIA") with Glencore Canada Corporation (“Glencore”) pursuant to which, Glencore granted Falco, subject to terms and conditions contained in the OLIA, a license to utilize a portion of its lands in which Falco will use to develop and operate the Horne 5 gold project.

As at June 30, 2025, the Company holds 48,675,240 common shares representing a 16.0% interest in Falco (16.0% as at December 31, 2024). The Company concluded that it exercises a significant influence over Falco and accounts for its investment using the equity method.

In October 2024, Falco announced the closing of the hearings in relation to the Office of Public Hearings on the Environment (“BAPE”) process, the BAPE report was sent to the Minister of Environment of Quebec and published in January 2025. This is an important milestone for the development of the Horne 5 gold project.

On March 3, 2025, Falco announced that it had received a letter from the Québec Ministry of Environment regarding its Horne 5 Project. The Ministry raised concerns about the air quality modeling submitted by Falco, specifically its compliance with section 197 of the Clean Air Regulations (“CAR”). The Ministry asserts that the project’s atmospheric dispersion

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

modeling does not conform to CAR and could increase contaminant concentrations in the air of Rouyn-Noranda. Falco disagrees, stating that their modeling shows minimal contributions to atmospheric emissions, well below regulatory limits.

The Ministry’s interpretation of CAR could prevent the development of any project in regions where ambient air contaminants exceed regulatory limits. Additionally, the Ministry highlighted other environmental concerns, including the preservation of water quality and the location of mine tailings management facilities.

Falco is required to address these concerns with additional technical studies. Despite significant investment in the Horne 5 Project, Falco faces challenges in obtaining the required authorizations. The Company is evaluating its options and may face delays or financial impacts due to the Ministry’s continued demands and stringent interpretation of regulations.

10.2.Financings

For a breakdown of the Company’s use of proceeds, refer to Summary of Use of Proceeds from Financings below.

Prior years financings

2025 Private Placement

On July 31, 2025, the Company announced that it has entered into an agreement with a syndicate of underwriters, under which the underwriters have agreed to buy, on a "bought deal" private placement basis, 58,560,000 units of the Company at a price of US$2.05 per unit for aggregate gross proceeds of US$120.0 million. Each unit consists of one Common Share and one-half of one Common Share purchase warrant of the Company. Each warrant will entitle the holder to acquire one common Share at an exercise price of US$2.56 for a period of 24 months following the closing date. At any time following the 15-month anniversary of the closing date, if the closing price of the common shares exceeds the exercise price for 20 or more consecutive trading days, the Company may, within 10 days following such occurrence, deliver a notice to the holders thereof accelerating the expiry date of the warrants to a date that is 30 days after the date of such notice. The Company granted the underwriters an option, exercisable at any time up to 48 hours prior to the closing of the Offering, to purchase up to additional 2,440,000 units purchased pursuant to the Offering. The total size of the Offering, inclusive of the underwriters’ option, will not exceed US$125 million.

Concurrent with the Offering, the Company intends to complete a non-brokered private placement of approximately 36,600,000 units to a strategic investor at a price of US$2.05 for aggregate gross proceeds of approximately US$75 million.

The Offering is expected to close on or about August 15, 2025 and is subject to the receipt of all necessary regulatory approvals, including the conditional approval of the TSX-V and NYSE. The combination of the Offering and the private placement is expected to generate total gross proceeds of approximately US$195 million, or approximately US$200 million if the underwriters' option is exercised.

2025 Financing Facility

On July 21, 2025, the Company entered into the Credit Agreement with Appian with respect to a senior secured project loan credit facility totaling US$450.0 million for the development and construction of the Cariboo Gold Project. The 2025 Financing Facility is structured in two tranches aligned with the Cariboo Gold Project’s planned development timeline. On July 21, 2025, an initial draw of US$100.0 million was completed. Subsequent draws of US$350.0 million to be drawn in up to four subsequent tranches will be available for a period up to 36 months subject to the satisfaction of certain project milestones and other customary conditions.

2024 Credit Facility

On March 1, 2024, the Company, as guarantor, and Barkerville, its wholly owned subsidiary, as borrower, entered into the Credit Facility agreement with National Bank of Canada, as lender and administrative agent, and National Bank Financial Markets, as mandated lead arranger and sole bookrunner, in connection with a US$50 million delayed draw term loan. The

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

Credit Facility had an original term of 12 months from the closing date, being February 28, 2025. On June 10, 2024, the Company entered into an amending agreement to the Credit Facility to extend the maturity date of the Credit Facility to October 31, 2025, subject to the Company completing a capital raise of at least US$20 million prior to October 31, 2024. With the closing of the two tranches of the 2024 Non-Brokered Private Placement, totaling gross proceeds of US$34.5 million in October 2024, the maturity date was extended to October 31, 2025.

The amendments also provide for a reduction in the mandatory prepayment amount to 50% for the incremental capital raised in excess of US$25 million in respect of certain financings. The Credit Facility will be exclusively used to fund ongoing detailed engineering and pre-construction activities at the Cariboo Gold Project. On March 1, 2024, an amount of US$25.0 million ($33.9 million) was drawn under the Credit Facility, net of US$0.7 million ($0.9 million) of fees. On September 4, 2024, an amount of US$25.0 million ($33.8 million) was drawn under the Credit Facility, net of US$0.7 million ($1.0 million) of fees.

Following the completion of the 2024 Non-Brokered Private Placement and the 2024 Brokered Private Placement, the Company made mandatory prepayments under its Credit Facility totaling US$25.0 million ($35.0 million) in October and November 2024.

In connection with the initial draw of US$100.0 million under the 2025 Financing Facility, the Company repaid entirely the outstanding amount of US$25.0 million ($34.2 million).

2024 Non-Brokered Private Placement

The Company completed the 2024 Non-Brokered Private Placement of units pursuant to which the Company issued an aggregate of 19,163,410 units of the Company at a price of US$1.80 per unit for aggregate gross proceeds of approximately US$34.5 million ($46.8 million). The 2024 Non-Brokered Private Placement was completed in two tranches, comprised of the issuance of (i) 13,426,589 units at a price of US$1.80 per unit for gross proceeds of approximately US$24.2 million ($32.6 million), which closed on October 1, 2024 and (ii) 5,736,821 units at a price of US$1.80 per unit for gross proceeds of approximately US$10.3 million ($14.2 million), which closed on October 11, 2024.

Each unit was comprised of one Common Share and one Common Share purchase warrant of the Company entitling the holder thereof to purchase one Common Share at a price of US$3.00 on or prior to October 1, 2029. Issuance costs allocated to Common Shares amounted to $0.2 million and $0.5 million allocated to the warrants as other expense in the consolidated statement of loss.

2024 Brokered private placement

On November 12, 2024, the Company completed the 2024 Brokered Private Placement pursuant to which the Company issued an aggregate of 31,946,366 units of the Company at a price of US$1.80 per unit for aggregate gross proceeds of approximately US$57.5 million ($80.0 million), including the exercise in full of the option granted to the agents. Each unit was comprised of one Common Share and one Common Share purchase warrant of the Company entitling the holder thereof to purchase one Common Share at a price of US$3.00 on or prior to October 1, 2029.

In connection with the 2024 Brokered Private Placement, the agents were paid a cash commission equal to 4.5% of the aggregate gross proceeds. Issuance costs allocated to Common Shares amounted to $2.1 million and $2.0 million allocated to the warrants as other expense in the consolidated statement of loss.

For details on prior offerings from 2022 and 2023, of which there are no remaining proceeds, please refer to the Company's public disclosure on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile, including the management's discussion and analysis for the three months ended March 31, 2025.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

Summary of use of proceeds from financings

As at June 30, 2025 (in millions of dollars)

	Prior / Current	Actual
Description	Disclosure(1)	Spent	Remaining

2024 – Brokered Private Placement(2)	$80.0	$33.7	$46.3
Cariboo Gold Project, Tintic Project, Credit Facility repayment & Corporate G&A
2024 – Non-Brokered Private Placement(2)	$46.8	$46.8	$nil
Cariboo Gold Project, Tintic Project, Credit Facility repayment & Corporate G&A
2024 – Credit Facility(3)	$67.7	$67.7	$nil
Cariboo Gold Project - Detail engineering and pre-construction activities

Notes:

1	Amounts presented are on a gross basis.
2	The remaining net proceeds as at June 30, 2025 from the 2024 Brokered Private Placement is approximately $46.3 million The Company intends to use such remaining net proceeds for the advancement of its mineral assets and corporate general and administrative costs and working capital.
3	As outlined above, the Credit Facility was repaid in connection with the initial draw under the 2025 Financing Facility.

11.SUMMARY OF QUARTERLY RESULTS

Selected financial results for the previous quarters reported, which have been derived from the financial statements prepared in accordance with IFRS are shown in the table below (in thousands of dollars, except per share amounts):

	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Revenues	6,859	—	—	161	2632	1,767	6,906	10,421	10,847
Net loss	(47,404)	(37,330)	(15,812)	(33,864)	(28,680)	(7,988)	(138,095)	(7,123)	(13,318)
Net loss per share	(0.35)	(0.27)	(0.13)	(0.40)	(0.34)	(0.09)	(1.64)	(0.08)	(0.16)
Net loss diluted per share	(0.35)	(0.27)	(0.13)	(0.40)	(0.34)	(0.09)	(1.64)	(0.08)	(0.16)

The Company recorded impairment charges during certain of the previous quarters. An impairment charge of $25.8 million related to the QR Mill, $5.4 million for certain individual assets at the Cariboo Gold Project and $138.4 million mainly related to the Tintic Project were respectively recorded in Q2 2025, Q1 2024 and Q4 2023. In addition to impairment charges described above, net loss for each of the quarters reported are impacted by changes in fair value of warrants liability and fluctuation in foreign exchange rates.

12.TRANSACTIONS BETWEEN RELATED PARTIES

Please refer to details on the related party transactions in Note 31 of the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023. No significant changes during the three and six months ended June 30, 2025.

13.COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As of June 30, 2025, the Company had the following minimum contractual obligations and commitments (in thousands of dollars):

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

	Total(1)	Less than 1 year	1‑2 years	More than 3 years
Accounts payable and accrued liabilities	23,077	23,077	—	—
Lease obligations	616	369	247	—
Mining equipment financings (Principal)	9,034	2,879	4,267	1,888
Credit Facility(2)	34,158	34,158	—	—
Deferred consideration(3) and contingent payments	8,502	3,411	3,411	1,680
Purchase obligations	11,998	11,998	—	—
Capital commitments	7,354	7,052	302	—
Total	94,739	82,944	8,227	3,568

Notes:

(1)	The timing of certain capital payments is estimated based on the forecasted timeline of the projects. Certain commitments can be canceled at the discretion of the Company with little or no financial impact.
(2)	In connection with the initial draw of US$100.0 million under the 2025 Financing Facility in July 2025, the Company repaid entirely the outstanding amount of US$25.0 million ($34.2 million).
(3)	The deferred consideration obligation of US$5.0 million ($6.8 million) can be settled in cash or by issuing the equivalent number of Common Shares at the applicable settlement dates.

14.SEGMENTED DISCLOSURE

The Company operates under a single operating segment, being the acquisition, exploration and development of mineral properties. The assets related to the exploration, evaluation and development of mining projects are located in Canada (Barkerville), in Mexico (Sapuchi Minera) and in USA (Tintic), and are detailed as follow as at June 30, 2025 (in thousands of dollars):

Non-Current Assets

	June 30, 2025
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	11,746	16,389	2,264	30,399
Mining interest	428,369	24,193	40,737	493,299
Property, plant and equipment	60,396	8,157	17,719	86,272
Exploration and evaluation	4,485	—	82,279	86,764
Total non-current assets (excluding investments)	504,996	48,739	142,999	696,734

Mining Interests

	Canada	Mexico	USA	Total
	$	$	$	$
Compensation	9,192	5,099	6,369	20,660
Exploration, including drilling	66,366	19,797	—	86,163
Consulting expenditures	84,542	134	926	85,602
Acquisition cost	258,152	57,038	169,175	484,365
Asset retirement obligation	31,883	16,278	4,062	52,223
Depreciation	8,586	(5,078)	3,022	6,530
Mining tax credits	(12,979)	—	—	(12,979)
Impairment of assets	(84,344)	(81,000)	(160,484)	(325,828)
Other	66,971	11,925	17,667	96,563
Total mining interest	428,369	24,193	40,737	493,299

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

	For the six months ended June 30, 2025
	Canada	Mexico	USA	Total
	$	$	$	$
Revenues	—	—	6,859	6,859
Cost of sales	—	—	(4,075)	(4,075)
Other operating costs	(17,350)	(3,094)	(3,139)	(23,583)
General and administrative	(12,117)	(915)	(1,467)	(14,499)
Exploration and evaluation	(79)	(48)	—	(127)
Impairment of assets	(25,793)	—	—	(25,793)
Operating loss	(55,339)	(4,057)	(1,822)	(61,218)

15.OFF-BALANCE SHEET ITEMS

There are no significant off-balance sheet arrangements, other than contractual obligations and commitments mentioned above.

16. RISKS AND UNCERTAINTIES

The Company’s activities, being the acquisition, exploration, and development of mineral properties in Canada and worldwide, is speculative and involves a high degree of risk. Certain factors, including but not limited to the ones below, could materially affect the Company’s financial condition and/or future operating results, and could cause actual events to differ materially from those described in forward-looking statements made by or related to the Company. Refer to the "Cautionary Note Regarding Forward-Looking Information" for more information. The reader should carefully consider these risks as well as the information disclosed herein and, in the Company’s most recent unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2025 and 2024.

The Company’s view of risks is not static, and readers are cautioned that there can be no assurance that all risks to the Company, at any point in time, can be accurately identified, assessed as to significance or impact, managed or effective controlled or mitigated. There can be additional new or elevated risks to the Company that are not described herein.

For a comprehensive discussion of the risk factors that may affect the Company, its business operations and financial performance, refer to the risk disclosure under the heading "Risk Factors" contained in the Company’s annual information form dated March 28, 2025, for the year ended December 31, 2024 (the "AIF"), which disclosure is hereby incorporated by reference herein. The AIF and other publicly filed disclosure regarding the Company, which are available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile.

Risks relating to Additional Financing and Dilution

Osisko Development's development and exploration activities are subject to financing risks. At the present time, the Company has exploration and development assets which may generate periodic revenues through test mining but has no mines in the commercial production stage that generate positive cash flows. The Company cautions that test mining at its operations could be suspended at any time. The Company’s ability to explore for and discover potential economic projects, and then to bring them into production, is highly dependent upon its ability to raise equity and debt capital in the financial markets. Any projects that the Company develops will require significant capital expenditures. To obtain such funds, the Company may sell additional securities including, but not limited to, the Company’s shares or some form of convertible security, the effect of which may result in a substantial dilution of the equity interests of the Company’s Shareholders. Alternatively, the Company may also sell a part of its interest in an asset in order to raise capital. There is no assurance that the Company will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified on acceptable terms or at all. The failure to obtain the necessary financing(s) could have a material adverse effect on the Company’s growth strategy, results of operations, financial condition and project scheduling.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

Risks related to mining operations

Mining operations are and will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral resources and mineral reserves including unusual or unexpected geological formations and other conditions such as formation pressures, fire, power outages, flooding, explosions, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour, any of which could result in work stoppages, damage to property, and possible environmental damage that even a combination of careful evaluation, experience and knowledge may not eliminate or adequately mitigate. The Company may be subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the financial position of the Company.

Major expenditures are required to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly volatile; and governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection.

Operations Not Supported by a Feasibility Study
Certain operations of the Company including prior test mining activities at Bonanza Ledge II Project and Trixie test mine, have operated without the benefit of a feasibility study including mineral reserves, demonstrating economic and technical viability, and, as a result, there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. Historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that commercial production will commence, continue as anticipated or at all or that anticipated production costs will be achieved. The failure to commence or continue production would have a material adverse impact on the Company’s ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs would have a material adverse impact on the Company’s cash flow and potential profitability.
Negative Operating Cash Flow

The Company has negative cash flow from operations. As a result of the expected expenditures to be incurred by the Company for the development of the Company’s material projects, the Company anticipates that negative operating cash flows will continue until one or both of the Company’s material projects enters commercial production (if at all). There can be no assurance that the Company will generate positive cash flow from operations in the future. The Company will require additional capital in order to fund its future activities for its material projects. To the extent that the Company continues to have negative operating cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. Furthermore, additional financing, whether through the issue of additional equity and/or debt securities and/or project level debt, will be required to continue the development of the Company’s material projects and there is no assurance that additional capital or other types of financing will be available or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. Failure to obtain additional financing or to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

No Earnings and History of Losses

The business of developing and exploring resource properties involves a high degree of risk and, therefore, there is no assurance that current exploration and test mining programs will result in profitable operations. The Company has not determined whether any of its properties contain economically recoverable reserves of mineralized material and currently has minimal or no revenues from its projects; therefore, the Company does not generate sufficient cash flows from its operations. There can be no assurance that significant additional losses will not occur in the future. The Company’s operating expenses and capital expenditures may increase in future years with advancing exploration, development, and/or production from the Company’s properties. The Company does not anticipate receiving sufficient revenues from operations to offset operational expenditures in the foreseeable future and expects to incur losses until such time as one or more of its

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

properties enters into commercial production and generates sufficient revenues to fund continuing operations. There is no assurance that any of the Company’s properties will eventually graduate to commercial operation. There is also no assurance that new capital will become available, and if it is not, the Company may be forced to substantially curtail or cease operations.

Foreign Exchange Risks

The Company is subject to currency risks. The Company’s functional currency is the Canadian dollar, which is exposed to fluctuations against other currencies. The Company’s activities are located in Canada, Mexico and the U.S.A., and as such many of its expenditures and obligations are denominated in U.S. dollars and Mexican pesos. The Company maintains its principal office in Montreal (Canada), maintains cash accounts in Canadian dollars, U.S. dollars and Mexican pesos and has monetary assets and liabilities in Canadian dollars, U.S. dollars and Mexican pesos.

The Company’s assets and liquidities are significantly affected by changes in the Canadian/U.S. dollar and Canadian/Mexican peso exchange rates. Most expenses are currently denominated in Canadian dollars, U.S. dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on the Company’s costs. The appreciation of non-Canadian dollar currencies against the Canadian dollar can increase the costs of the Company’s activities.

Potential Impact of Tariffs and Trade Restrictions
The imposition of tariffs and trade restrictions between Canada and the United States presents a risk to the Company and the global economy, which may have adverse effects on supply chains, capital expenditures, and operational costs. In early February 2025, the United States announced a 25% broad-based tariff on "products of Canada" imported into the United States, other than certain energy and other products, including oil and gas, which would be subject to a 10% tariff. These tariffs were implemented on March 4, 2025, although the U.S. subsequently exempted products of Canada that qualify as originating under the Canada-United States-Mexico Agreement. The U.S. also imposed 25% duties on importations of Canadian steel and aluminum products (as of March 12, 2025) and automotive goods (as of April 3, 2025). In response to these various U.S. measures, in March and April 2025 Canada imposed retaliatory "counter-tariffs" (surtaxes) of 25% on certain listed U.S. products, including steel, aluminum, agricultural products, and manufactured goods. On August 1, 2025, the United States increased the tariff on Canadian goods from 25% to 35%, effective immediately. Canada is also imposing other duty and quota-based measures on importations of goods from third countries to address trade flows that have been disrupted by U.S. measures on Canadian and third country goods. These various Canadian and U.S. measures, and any changes to these tariffs or imposition of any new tariffs, duties, taxes or import or export restrictions or prohibitions, could have a material adverse effect on the Canadian economy, the Canadian mining industry and the Company. Furthermore, there is a risk that the tariffs imposed by the United States on other countries could trigger a broader global trade war which could have a material adverse effect on the Canadian, United States and global economies, and by extension the Canadian mining industry and the Company.
Higher capital and operating costs resulting from tariffs may negatively impact project economics, profitability, and production efficiency. The impact of tariffs may also increase the cost of certain materials originating from the United States. Supply chain disruptions and delays in procuring essential equipment could also affect project timelines and operational efficiency. In addition, the imposition of tariffs and other trade restrictions may also exacerbate other risk factors such as currency fluctuations and general economic volatility. Tariffs could impact trade flows, investor sentiment, and monetary policy decisions, leading to greater fluctuations in the CAD/USD exchange rate. Since a significant portion of the Company's equipment, supplies, and operational expenses are denominated in U.S. dollars, a weaker Canadian dollar would increase costs in Canadian dollar terms, potentially reducing the profitability of the Company's operations and projects. See also

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

"Foreign Exchange Risks" above. These impacts may have a material adverse effect on the Company's business, results of operations and financial condition.
Risks relating to Taxation Laws

The Company has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change. The Company may also be subject to review, audit and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable or require payment of taxes due from previous years, which could adversely affect the Company’s liquidities. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.

Permits, Licences and Approvals
The operations of the Company require licences and permits from various governmental authorities. The Company believes it holds or is in the process of obtaining all necessary licences and permits to carry on the activities which it is currently conducting under applicable laws and regulations. Such licences and permits are subject to changes in regulations and in various operating circumstances. There can be no guarantee that the Company will be able to obtain all necessary licences and permits that may be required to maintain its mining activities, construct mines or milling facilities and commence operations of any of its exploration properties. In addition, if the Company proceeds to production on any exploration property, it must obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to obtain such permits and licences or that it will be able to comply with any such conditions.
First Nations
The legal nature of First Nations land claims is a matter of considerable complexity. The impact of any such claim on the Company's material properties cannot be predicted with any degree of certainty. There is no assurance that any First Nations claims, should they arise, can be successfully addressed. In the event a claim arose in respect of the Company's material property and not addressed successfully or in a timely manner, such claim may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. In addition, the process of addressing such claims, regardless of the outcome, is expensive and time consuming and could result in delays which could have a material adverse effect on the Company's business and financial results.
Mineral resource and mineral reserve estimates have inherent uncertainty

Mineral resource and mineral reserve figures are only estimates. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. While the Company believes that the mineral resource and mineral reserve estimates, as applicable, in respect of properties in which the Company holds a direct interest reflect best estimates, the estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource and mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from estimates. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in prices of gold or other minerals, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence such estimates. In addition, mineral resources are not mineral reserves and there is no assurance that any mineral resource estimate will ultimately be reclassified as proven or probable mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

Economics of developing mineral properties

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines. There is no assurance that any exploration properties will be commercially mineable.

Should any mineral resources exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercially viable mineral deposit and should be brought into production will depend upon the results of exploration programs, preliminary economic assessment and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (a) costs of bringing a property into production, including exploration and development work, preparation of, if applicable, preliminary economic assessment and production feasibility studies and construction of production facilities; (b) availability and costs of financing; (c) ongoing costs of production; (d) metal prices; (e) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (f) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow.

Uninsured Risks and Hazards

Mining is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Such risk and hazards might impact the Company’s business. Consequently, many of the foregoing risks and hazards could result in damage to, or destruction of, the Company’s mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive required regulatory approvals, or costs, monetary losses and potential legal liability and adverse governmental action. Osisko Development may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot insure or against which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to the Company.

Fluctuation in market value of Common Shares

The market price of Common Shares is affected by many variables not directly related to the corporate performance of the Company, including the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the Common Shares in the future cannot be predicted and may cause decreases in asset values, which may result in impairment losses.

17.DISCLOSURE CONTROLS, PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (ICFR)

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in reports files with the securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The Chief Executive Officer and Chief Financial Officer, along with Management, have evaluated and concluded that the Company’s disclosure controls and procedures were effective and appropriately designed as at June 30, 2025.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

Management’s Report on Internal Control over Financial Reporting

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of the Company’s internal control over financial reporting as of June 30, 2025. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Chief Executive Officer and Chief Financial Officer, together with Management, have evaluated whether there were changes to the ICFR during the three months ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No such changes were identified through their evaluation.

Limitations of Controls and Procedures

Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

18.BASIS OF PRESENTATION OF THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Please refer to the basis of presentation and statement of compliance in Note 2 of the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2025.

19.CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgments in applying the Company’s accounting policies are detailed in the audited consolidated financial statements for the years ended December 31, 2024 and 2023.

20.FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2025.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

21.TECHNICAL INFORMATION

Scientific and technical information in this MD&A relating to the 2025 FS in respect of the Cariboo Gold Project is supported by the Cariboo Technical Report filed on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile.

Scientific and technical information in this MD&A relating to the Tintic Project is supported and qualified in its entirety by the full text of the Tintic Technical Report. A copy of the Tintic Technical Report is available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Company's issuer profile. Each of the authors of the Tintic Technical Report is a "qualified person" and "independent" of the Company within the meaning of NI 43-101.

Scientific and technical information relating to San Antonio Gold Project is supported and qualified in its entirety by the San Antonio Technical Report. A copy of the San Antonio Technical Report is available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Company’s issuer profile. Each of the authors of the San Antonio Technical Report is a "qualified person" and "independent" of the Company within the meaning of NI 43-101.

This MD&A uses the terms measured, indicated, and inferred mineral resources as a relative measure of the level of confidence in the resource estimate, as well as probable mineral reserves (and not proven mineral reserves) as a relative measure of confidence in the mineral reserve estimate. Readers are cautioned that mineral resources are not economic mineral reserves and that the economic viability of mineral resources that are not mineral reserves has not been demonstrated. The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing, or other relevant issues. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to an indicated or measured mineral resource category. The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards on Mineral Resources and Mineral Reserves" incorporated by reference into NI 43-101. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for a preliminary economic assessment as defined under NI 43-101. Readers are cautioned not to assume that further work on the stated resources will lead to mineral reserves that can be mined economically.

For readers to fully understand the information in the 2025 FS, Tintic Technical Report and San Antonio Technical Report, reference should be made to the full text of the Technical Report (once filed), Tintic Technical Report and San Antonio Technical Report, respectively, in their entirety, including all assumptions, qualifications and limitations thereof. The Technical Reports are intended to be read as a whole, and sections should not be read or relied upon out of context.

The scientific, geological, and technical information contained in this MD&A has been reviewed and approved by Victor Gauthier, ing., P.Eng., Manager - Technical Services and Eryn Doyle, P.Geo., Senior Exploration Manager, each of Osisko Development, and are considered a "qualified person" within the meaning of NI 43-101.

22.SHARE CAPITAL STRUCTURE

As of the date of this MD&A, the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding:

Securities	Common shares on exercise
Common shares	138,044,767
Stock options	5,796,058
RSUs	2,214,485
DSUs	806,653
Warrants	78,068,475
Fully diluted share capital	224,930,438

Osisko Development Corp.	Management's Discussion and Analysis
For the three and six months ended June 30, 2025

23.APPROVAL

The Board oversees Management's responsibility for financial reporting and internal control systems through its Audit Committee. The Audit Committee meets quarterly with Management and with Company’s independent auditors to review the scope and results of the annual audit and quarterly reviews, respectively, and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board and submitted to the shareholders. The Board has approved the unaudited condensed consolidated financial statements, and the disclosure contained in this MD&A as of August 12, 2025.